UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Callaway Subscription Agreement

As previously disclosed, on May 4, 2023 (prior to the closing of the business combination), Galata Acquisition Corp. (now known as Marti Technologies, Inc., the “Company”) and Callaway Capital Management LLC (“Callaway”) entered into a convertible note subscription agreement, as amended on January 10, 2024 (as further amended from time to time, the “Callaway Subscription Agreement”). Callaway is an affiliate of Daniel Freifeld, a director of the Company. Pursuant to the terms of the Callaway Subscription Agreement, Callaway or its designee has the option (the “Option”) (but not the obligation) to subscribe for up to $40,000,000 aggregate principal amount of convertible notes (the “Convertible Notes”), which are convertible into the Company’s Class A ordinary shares (“Class A ordinary shares”) during the period beginning on the closing date of the business combination, which occurred on July 10, 2023 (the “Closing Date”), and the fifteen (15) months after the Closing Date (the “Subscription End Date”), provided that the Subscription End Date shall be automatically extended by three (3) months for each issuance of $5,000,000 of the aggregate principal amount of the Convertible Notes subscribed by Callaway following the date thereof.

On March 22, 2024, Callaway provided a commitment letter to the Company (the “Commitment Letter”) in order to evidence its commitment to (i) subscribe for the convertibles notes in an aggregate principal amount of $15,000,000 with the relevant closing date occurring on or before the one year anniversary of March 22, 2024 and (ii) timely deliver the relevant purchase price as described in the Callaway Subscription Agreement.

A copy of the Commitment Letter is furnished hereto as Exhibit 99.1.

MSTV Subscription Agreement

On March 22, 2024, the Company and 405 MSTV I, L.P., an existing investor in the convertible notes (“MSTV”), entered into a convertible note subscription agreement (the “Additional Subscription Agreement”). Pursuant to the terms of the Additional Subscription Agreement, MSTV subscribed for an aggregate principal amount of $7,500,000 in the Convertible Notes (the “MSTV Subscription”). The MSTV Subscription shall be deemed as a partial exercise of Callaway’s Option.

A form of the Additional Subscription Agreement is furnished hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Commitment Letter, dated March 22, 2024.
99.2	Form of Additional Subscription Agreement, dated March 22, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: March 28, 2024	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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